

Mail Stop 4628

March 21, 2017

Teresa L. Dick
Senior Vice President and Chief Financial Officer
Diamondback Energy, Inc.
500 West Texas, Suite 1200
Midland, TX 79701

> **Re:** **Diamondback Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 1-35700**

Dear Ms. Dick:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Business and Properties, page 1

Our Pending Acquisition, page 1

1.   We note that you filed a Form 8-K on March 6, 2017 to report that on February 28, 2017, you completed the acquisition of leasehold interests and related assets from Brigham Resources Operating, LLC and Brigham Resources Midstream, LLC for an aggregate purchase price of $2.55 billion. You indicate the acquisition included 48 gross producing horizontal wells and 16 gross producing vertical wells. However, you did not include financial statements for these properties nor disclosure pursuant to Item 9.01(a)(4) of Form 8-K, applicable when historical and pro forma financial statements are required but will be provided in an amendment rather than the initial report.

We generally consider an acquisition of working interests in producing oil and gas properties to be a business for reporting purposes under Item 2.01 of Form 8-K and Rule 3-05 of Regulation S-X. Please clarify whether you intend to provide this financial information and if so the timing. If this is not your intent, please submit the analysis of significance that you performed in formulating your view.

Teresa L. Dick
Diamondback Energy, Inc.
March 21, 2017
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Lily Dang, Staff Accountant, at (202) 551-3867, if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                /s/ Karl Hiller

                                Karl Hiller
                                Branch Chief
                                Office of Natural Resources